Exhibit 3.286

OPERATING AGREEMENT

OF

WARNER MUSIC NASHVILLE LLC

THIS OPERATING AGREEMENT, made and entered into as of October 6, 2009, is by and between Warner Music Nashville LLC, a Tennessee limited liability company (the “Company”), and the Sole Member (as hereinafter defined).

R E C I T A L S:

The Company has filed Articles of Organization with the Tennessee Secretary of State. The Company and the Sole Member now wish to enter into an agreement to regulate certain affairs of the Company and the conduct of its business.

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings contained herein and other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the Company and the Sole Member hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the indicated meanings:

“Act” means the Tennessee Revised Limited Liability Company Act, as in effect on the date hereof and as the same may be amended from time to time.

“Agreement” means this Operating Agreement, as the same may be amended from time to time.

“Company” is defined in the Recitals above.

“Sole Member” means Warner Bros. Records Inc., a Delaware corporation.

ARTICLE II

MANAGEMENT

Section 2.1 Member Management. The overall management of the business and affairs of the Company shall be exercised by or under the direction of the Sole Member. The Sole Member may delegate to officers of the Company the power and authority to administer the business and affairs of the Company as provided in this Article II.

Section 2.2 Offices and Appointment of Officers. By resolution duly adopted by the Sole Member at any time or from time to time, the Sole Member may (i) create or eliminate any one or more offices of the Company and (ii) appoint one or more officers to such offices to perform the duties that may be prescribed by the Sole Member.

Section 2.3 Term of Office. Each officer shall hold office at the pleasure of the Sole Member until such officer’s death or resignation or until such officer shall have been removed in the manner hereinafter provided.

Section 2.4 Resignation and Removal of Officers. Any officer may resign at any time by giving notice to the Company. The Sole Member may remove any officer at any time with or without cause.

Section 2.5 Vacancies. A vacancy in any officer’s position may but need not be filled by the Sole Member.

ARTICLE III

AMENDMENT

Section 3.1 No Oral Operating Agreements; Amendments. No oral operating agreement of the Company shall be binding upon or enforceable against the Company or the Sole Member. This Agreement may not be amended, modified or supplemented except in a writing signed by the Company and the Sole Member.

IN WITNESS WHEREOF, the Members have caused this Agreement to be executed by themselves or their duly authorized representatives as of the day and year first set out above.

COMPANY:

WARNER MUSIC NASHVILLE LLC

By:	/s/ Authorized Officer
Its:	Authorized Representative

SOLE MEMBER:

WARNER BROS. RECORDS INC.

By:	/s/ Authorized Officer
Its:	Authorized Representative

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